Exhibit 99.53

July 19, 2021	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NEW FOUND GOLD CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General and Special Meeting
Record Date for Notice of Meeting :		August 13, 2021
Record Date for Voting (if applicable) :		August 13, 2021
Beneficial Ownership Determination Date :		August 13, 2021
Meeting Date :		September 17, 2021
Meeting Location (if available) :		Vancouver, BC
Issuer sending proxy related materials directly to NOBO:		Yes
Issuer paying for delivery to OBO:		No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
NAA for Registered Holders		No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON CLASS	64440N103	CA64440N1033

Sincerely,

Computershare

Agent for NEW FOUND GOLD CORP.